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SEC Mail Processing Section FEB 22 2013 Washington DC 400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 22 2013 Washington DC 400

SEC FILE NUMBER
8- 68869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GreenOak Real Estate US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 22nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Biancamano (212) 359-7822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/4/13

GREENOAK

LONDON | NEW YORK | TOKYO

GreenOak Real Estate US LLC
Statement of Financial Condition
December 31, 2012
Available for Public Inspection

Page(s)

Financial Statements

OATH OR AFFIRMATION

I, Lori Biancamano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GreenOak US Real Estate LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori Biancamano
Signature

Principal
Title

Notary Public

BENJAMIN RAH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RA6242683
My Commission Expires ... 20'

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

To the Sole Member of
GreenOak Real Estate US LLC

We have audited the accompanying financial statement of GreenOak Real Estate US LLC, which comprises the statement of financial condition as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GreenOak Real Estate US LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 20, 2013

GreenOak Real Estate US LLC
Statement of Financial Condition
As of December 31, 2012

Assets		
Cash and cash equivalents	$	1,324,645
Accounts receivable and accrued income		256,667
Prepaid expenses		2,174
Total assets		**1,583,486**
Liabilities		
Accounts payable and accrued expenses		292,918
Due to affiliated entities		164,405
Total liabilities		**457,323**
Commitment and contingencies		-
Member's Equity		1,126,163
Total Liabilities and Member's Equity	**$**	**1,583,486**

The accompanying notes are an integral part of this statement

1. Organization

GreenOak Real Estate US LLC (the "Company") was formed as a Delaware Limited Liability Company on March 17, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its license on February 3, 2012. The Company is a wholly-owned subsidiary of GreenOak Real Estate, LP.

2. Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounts Receivable

The Company makes estimates of the collectability of its accounts receivable related to advisory fees. The Company analyzes accounts receivable, client credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Based on the Company's analysis of the accounts receivable as of December 31, 2012, no reserve is deemed necessary.

Cash and cash equivalents

Cash and cash equivalents may include cash in banks and short-term investments. Short-term investments are comprised of highly liquid instruments with original maturities of three months or less from the date of purchase, and at times these balances may exceed federal insurable limits.

Concentrations and Market Risk

Cash and cash equivalents of the Company are held with major financial institutions and may exceed the federal insurable limits. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

Income Taxes

The amount of deferred taxes payable or refundable as allocated from the consolidated group are recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. As of December 31, 2012, the Company has no deferred tax assets or liabilities.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04"). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles related to measuring fair value and requires additional disclosures about fair value measurements. Specifically, the guidance specifies that the concepts of highest and best use and valuation premise in a fair value measurement are only relevant when measuring the fair value of nonfinancial assets whereas they are not relevant when measuring the fair value of financial assets and liabilities. Required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used, and a narrative description of the valuation processes in place and sensitivity of recurring Level 3 measurements to changes in unobservable inputs will be required. Entities will also be required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is to be applied prospectively. The adoption of this guidance did not have a material impact on the Company's financial position.

In December 2011, the FASB released ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11"). ASU 2011-11 requires companies to provide new disclosures about offsetting and related arrangements for financial instruments and derivatives. The provisions of ASU 2011-11 are effective for reporting periods beginning on or after January 1, 2013, and are required to be applied retrospectively. The adoption of ASU 2011-11 is not expected to have a material impact on the Company's financial statement disclosures.

3. Related-Party Transactions

GreenOak Real Estate Advisors LP ("GreenOak"), a subsidiary of GreenOak Real Estate, LP (parent of the Company), provides the Company with personnel, facilities and services, as required in the normal course of the Company's business and as per the Expense Sharing Agreement. As of December 31, 2012, $89,667 of these expenses are unpaid and are included as due to affiliated entities in the Statement of Financial Condition.

In addition, the Company also allocates certain of its revenue to affiliated entities in connection with sourcing and/or delivery of services related to particular engagements in accordance with its global transfer pricing policy. During the year ended December 31, 2012, the Company allocated revenue of $65,000 to an affiliated entity, which is accrued for as due to affiliated entity as of December 31, 2012.

4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000 or 12.5% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2012, the Company had net capital requirements of $57,165 and excess net capital, as defined, of $810,157. The Company's net capital ratio at December 31, 2012 was 0.53 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) as it does not maintain customer accounts, nor does it hold funds or securities for customers.

5. Commitments and contingencies

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain various representations and warranties as well as the provision of general indemnifications. The Company's maximum potential amount of future payments that it could be required to make under these arrangements cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

6. Subsequent Events

The Company anticipates paying accrued bonuses of $185,000 in February 2013. In addition the Company will make a distribution of $75,000 to its parent, GreenOak Real Estate, LP, in February 2013.